                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO SECTION 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September 1999.

                                 PROTHERICS PLC
                 (Translation of Registrant's Name Into English)

                                Beechfield House
                            Lyme Green Business Park
                         Macclesfield Cheshire SK11 0JL
                                     England
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F       X                Form 40-F
                     ---------                      -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                        No      X
             --------                   ----------

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b)):  82-                   .
                                                   -------------------

         Attached to the Registrant's Form 6-K for the month of September 1999 and incorporated by reference herein is the Registrant's announcement as reported to the Company Announcements Office of the London Stock Exchange on September 15, 1999.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           PROTHERICS PLC



Date:    September 15, 1999                By:  /s/ Barrington M. Riley
                                                -----------------------
                                                Barrington M. Riley
                                                Finance Director

                 PROTHERICS PLC ("PROTHERICS" OR THE "COMPANY")

        COMPLETION OF THE MERGER OF PROTEUS INTERNATIONAL PLC ("PROTEUS") AND THERAPEUTIC ANTIBODIES INC ("THERAPEUTIC ANTIBODIES") (THE "MERGER")
                         AND COMPLETION OF THE PLACING


The Board of Protherics (the "Board"), the renamed group formed as a result of the Merger of Proteus and Therapeutic Antibodies, is pleased to announce the completion of the Merger and that the Company's 60,542,545 Ordinary Shares issued pursuant to the Merger were admitted to, and commenced dealings on, the Official List of the London Stock Exchange at 9am this morning.

In addition, the Board announces the successful completion of the Placing, raising approximately (pound)7.0 million net of expenses for the Company, with the admission to, and commencement of dealings on, the Official List of the London Stock Exchange of the Company's 23,325,000 Ordinary Shares issued pursuant to the Placing.

Holders of Therapeutic Antibodies common stock will receive a Letter of Transmittal which provides the mechanism for the exchange of each Therapeutic Antibodies share for 1.163 new Protherics shares and cash in lieu of any fractional share entitlement. Shareholders who wish to trade their existing Therapeutic Antibodies shares prior to the receipt of new Protherics share certificates may trade these for the equivalent number of Protherics shares at the Merger ratio of 1.163 Protherics shares for each Therapeutic Antibodies share.

Stuart Wallis, the new Chairman of Protherics PLC, said:

"Protherics now has the opportunity to create further shareholder value through its strong product portfolio, firm financial base and opportunity for further corporate development."

David Gration, Deputy Chairman of Protherics PLC, said:

"Having worked closely with Therapeutic Antibodies over several months, I am confident that I stand down as Chairman of Proteus at a time when its successor, Protherics, is in good hands and has a bright future."

Enquiries:
Protherics PLC
Stuart Wallis, Chairman                              Tel: 0171 553 1483
David Gration, Deputy Chairman                       Tel: 01625 500 555
Andrew Heath, Chief Executive Officer                Tel: 0171 606 8637

WestLB Panmure                                       Tel: 0171 638 4010
Christopher Collins
Ronald Openshaw

The Maitland Consultancy
William Clutterbuck                                  Tel: 0171 379 5151

Buchanan Communications
Tim Anderson                                         Tel: 0171 466 5000

This press release contains forward-looking statements which are made pursuant to the Safe-Harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "intends", "believes" and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, including the timely development and market acceptance of products and technologies, successful integration of acquisitions, the ability to secure additional sources of financing, the ability to reduce operating expenses and other factors described in the Company's filings with the Securities and Exchange Commission. The actual results that the Company achieves may differ materially from any forward-looking statement due to such risks and uncertainties. The Company undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.